UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of December 2006

Commission File Number 333-41516

LUNA GOLD CORP.

(Exact name of registrant as specified in its charter)

Suite 920
475 West Georgia Street
Vancouver, BC, Canada V6B 4M9

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Luna Gold Corp.

Date:  December 21, 2006

      “Timothy O. Searcy

Timothy O. Searcy, President, Chief

Executive Officer and a member of

the Board of Directors

click here for printer-friendly PDF version

Exhibit Index

The following document (bearing the exhibit number listed below) is furnished herewith and made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit No.	Description

1

Vancouver, December 21, 2006 – Luna Gold Corp. (TSXV-LGC, OTCBB-LGCU) (“Luna” or the “Company”) is pleased to announce that it has entered into a binding share purchase agreement (the “Agreement”) with Eldorado Gold Corporation (“Eldorado”) and Brascan Recursos Naturais SA (“Brascan”), a wholly owned subsidiary of Brascan Brasil, to acquire 100% of the issued shares of Aurizona Goldfields Corporation (“Aurizona”).

Suite 1050 - 625 Howe Street	Tel: 1-604-689-7317

FOR IMMEDIATE RELEASE

LUNA TO ACQUIRE 100% OF AURIZONA GOLDFIELDS

Vancouver, December 21, 2006 – Luna Gold Corp. (TSXV-LGC, OTCBB-LGCU) (“Luna” or the “Company”) is pleased to announce that it has entered into a binding share purchase agreement (the “Agreement”) with Eldorado Gold Corporation (“Eldorado”) and Brascan Recursos Naturais SA (“Brascan”), a wholly owned subsidiary of Brascan Brasil, to acquire 100% of the issued shares of Aurizona Goldfields Corporation (“Aurizona”). Luna has agreed to make a series of staged payments, some of which are conditional upon the project reaching commercial production, to each of Eldorado and Brascan in exchange for the shares of Aurizona.

Aurizona owns Mineracao Aurizona S.A (“MASA”), a company incorporated in Brazil. MASA’s main asset is the 100% ownership of the Piaba gold project (the “Project”) in Maranhao State, Brazil.  There is a historical resource estimate on the Project.  From an internal report prepared for MASA in January of 2000, at a 0.3 g/t Au cut-off grade and a price of US$350/oz Au, the Project has an indicated resource of 12.5 million tonnes at 1.27 g/t Au for 500,000 oz, and an inferred resource of 8.6 million tonnes at 1.27 g/t Au for 350,000 oz.  The above resource estimates are historical and do not conform to the standards of National Instrument 43-101; they may vary materially from estimates made in accordance with the classification made pursuant to NI 43-101 and should not be relied upon.  The Company’s qualified person ("QP") has not done sufficient work to classify the historical estimate as current mineral resource and is not treating the historical estimates as current mineral resources as defined in NI 43-101.  However, the Company’s QP believes the historic estimate is relevant and offers a fair description of the Project’s known mineralization.

Tim Searcy, Luna Gold’s President and CEO, comments: “This acquisition represents a significant change for Luna; we are growing from an exploration company to a junior development company, giving our shareholders leverage to the gold price in addition to exploration upside. Luna is building an operating base in a prospective, underexplored, mining friendly region, which will provide Luna with further opportunities for growth.

Jim Bahan, Luna’s recently hired COO, has over 30 years of experience developing and operating mining projects, predominantly in Zambia and Brazil.  He is intimately familiar with Piaba and will play a key role in Luna’s growth and development in Brazil.”

Piaba is road accessible, a five hour drive from both of the port cities of Sao Luis and Belem.  The camp facilities are served by low voltage powerlines.  For more details on the project, please refer to the Luna Gold press release of August 16, 2006.

Terms of the Agreement

The closing of the acquisition is expected to occur in January 2007. The conditions precedent to the closing are normal for a transaction of this nature and include:

(a)

Luna obtaining all regulatory consents, approvals and authorizations, including acceptance of the proposed transactions by the TSX Venture Exchange;

(b)

Luna completing a private placement of common shares or other securities for net proceeds of a minimum of US$ 1.5 million; and

(c)

Eldorado and Brascan releasing any claims against each other and against Aurizona.

The purchase price payable to each party is:

•

US$500,000 on closing, US$1 million on the first anniversary of the closing and US$1.5 million on the second anniversary of the closing;

•

Each party has the option to take either 3 million shares of Luna on Closing or US$670,000 on second anniversary of the Closing;

•

US$1 million will be payable on the first, second and third anniversary of the Commencement of Commercial Production;

•

Luna will pay to Brascan on Closing about US$225,000 for accrued operating expenses; and

•

Luna will be assuming a fine of US$1.2 million ($21,000/month for 5 years) payable to the DNPM (Departmento Nacional de Producao Mineral) for past due fees relating to exploration rights.

About Luna Gold Corp.

Luna is a TSXV and OTCBB listed company with a focus on gold exploration in Nevada and gold development in Brazil.

For further information contact Tim Searcy at (604) 689-7317 (extension 225).

On behalf of the Board of Directors

LUNA GOLD CORP.

“Tim Searcy”

Tim Searcy, President

Website: www.lunagold.com

For further information contact Investor Relations at (604) 689-7317 or toll free at 1-866-689-7317.

The TSX Venture Exchange does not accept responsibility

for the adequacy or accuracy of this release.

Regulatory Footnotes

All of Luna’s exploration programs and pertinent technical disclosures are prepared by, or under the direct supervision of, Tim Searcy, P.Geo..  Mr. Searcy, the President and CEO of Luna Gold, is Luna’s qualified person under the definition of National Instrument 43-101.

Forward-Looking Statements:

Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors identified in Luna Gold Corp.’s periodic filings with Canadian Securities Regulators. Such forward-looking information represents management's best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Luna Gold does not assume the obligation to update any forward-looking statement.